EXHIBIT 99.1

Brookfield Business Corporation Reports Strong First Quarter 2026 Results

BROOKFIELD, NEWS, May 08, 2026 (GLOBE NEWSWIRE) -- Brookfield Business Corporation (NYSE, TSX: BBUC) announced today financial results for the quarter ended March 31, 2026.

"Three things defined our quarter," said Anuj Ranjan, CEO of Brookfield Business Corporation. "Clarios received $1 billion of cash tax credits, with similar amounts expected annually through the end of the decade. We sold a 27% interest in La Trobe, generating a 3x multiple of our original investment only four years after acquiring it. We also committed $500 million with our partners alongside OpenAI in The OpenAI Deployment Company, a new platform built to deploy enterprise AI inside real operating businesses."

He added, "We run a simple business: we buy, build, and operate essential industrial and services companies with a goal of compounding capital in them at excellent returns. Our business and investment approach is built for this environment, and demand for essential services and industrial businesses has rarely been stronger. We expect our strong start to continue throughout 2026, positioning us well to keep compounding capital for our shareholders."

	Three Months Ended March 31,
US$ millions (except per share amounts), unaudited	2026	2025
Net income attributable to Shareholders[1]	$40	$80
Net income per Class A Share[2]	$0.19	$0.38

Adjusted EBITDA[3]	$582	$591

Brookfield Business Corporation reported Net income attributable to Shareholders for the three months ended March 31, 2026 of $40 million ($0.19 per Class A Share), compared to $80 million ($0.38 per Class A Share) in the prior period.

Operating Results

Our business performed well during the quarter. Adjusted EBITDA was $582 million, compared to $591 million in the prior period, which included $72 million of tax credits and $51 million of contribution from disposed operations. Excluding the impact of acquisitions, dispositions, and tax credits, Adjusted EBITDA was $488 million, an approximate 5% increase over the prior year.

	Three Months Ended March 31,
US$ millions, unaudited	2026	2025
Industrials	$320	$304
Business Services	208	213
Infrastructure Services	90	104
Corporate	(36)	(30)
Adjusted EBITDA	$582	$591

Our Industrials segment generated $320 million of Adjusted EBITDA, an increase of 7% over the prior year excluding the impact of recent acquisitions, dispositions, and tax credits. Results benefited from strong performance at our advanced energy storage operation and at our engineered components manufacturer which delivered more than 10% same-store growth in Adjusted EBITDA over the prior year driven by commercial actions and cost initiatives.

Business Services segment Adjusted EBITDA was $208 million, an increase of 7% compared to the prior year excluding the impact of recent acquisitions and dispositions. Performance included solid results and realized investment gains at our residential mortgage insurer which continues to perform well despite an overall weaker Canadian housing market.

Our Infrastructure Services segment Adjusted EBITDA was $90 million. Prior year included contribution from our offshore oil services’ shuttle tanker operation which was sold in January 2025. Results were supported by our lottery services operation driven by the ramp-up of recently secured contracts and stable performance at our modular building leasing services operation which benefited from increased sales of value-added products and services during the quarter.

Adjusted EFO4 included the benefit of lower current taxes at our advanced energy storage operation. Prior year Adjusted EFO included a $114 million net gain from the disposition of the shuttle tanker operation at our offshore oil services operation and the impact of withholding taxes on a distribution received from our advanced energy storage operation.

	Three Months Ended March 31,
US$ millions, unaudited	2026	2025
Adjusted EFO
Industrials	$206	$130
Business Services	125	117
Infrastructure Services	22	166
Corporate	(74)	(68)

Growth and Value Creation

We are executing on our strategy to buy, build, and operate essential industrial and services businesses with the goal of compounding large scale capital over the long-term. Opportunistically, we monetize to realize value. We made excellent progress on all fronts during the quarter.

  Clarios, our advanced energy storage operation, is focused on executing its multi-billion-dollar investment program in the U.S. designed to further strengthen domestic capabilities. These investments will improve product mix, reinforce supply-chain resilience, and position the business to meet growing demand for advanced energy storage solutions across transportation and adjacent end markets. In March, Clarios received its fiscal 2025 cash tax refund of approximately $1 billion tied to its U.S. production and critical minerals activity, which will support its U.S. reinvestment plans. We expect Clarios to be eligible for approximately $1 billion of future credits annually between now and the beginning of the phase out period in 2030. Excluding manufacturing credits, Clarios' annual EBITDA has grown $700 million since acquisition and could exceed $3 billion within five years, with cumulative free cash flow generation, including credits, expected to exceed $8 billion over that period.
  We reached an agreement to sell a 27% interest in La Trobe Financial, our Australian asset manager and lender. This is an excellent outcome for BBUC, delivering meaningful proceeds while retaining upside in a high-quality business with strong cash flow and growth potential. Together with distributions received to date from the business, the transaction represents a 3x multiple of our original investment and an IRR over 35%.
  Brookfield agreed to invest $500 million in the OpenAI Deployment Company (“DeployCo”), a newly created standalone AI services platform established through a joint venture partnership with OpenAI and a group of leading global investors. DeployCo is focused on enabling large organizations to move from pilot use cases to full enterprise-wide implementation – addressing one of the primary bottlenecks in realizing AI-driven productivity. The returns from AI will not only accrue to those who build the models, but to those who deploy them at scale, inside real operating businesses, against real P&L. With more than 300 operating companies across the Brookfield ecosystem, BBUC has unparalleled visibility into where AI creates value, and where it does not – and we expect to draw on DeployCo’s capabilities to accelerate value creation across our operations.
  We closed our previously announced acquisition of Fosber, a global leader in advanced machinery and services for the corrugated packaging industry. The business generates nearly two-thirds of its profits from recurring parts and services revenue, supported by a large installed base and the high cost of failure of its machines. We have identified opportunities to accelerate growth focused on strengthening its commercial discipline, optimizing the supply chain, and investing in R&D and digital capabilities.

In addition, we completed our previously announced corporate simplification, an important step toward improving the liquidity and index demand for our shares. The newly issued Class A Shares of Brookfield Business Corporation began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "BBUC" on March 31, 2026.

  Since closing, our daily trading volumes have increased by approximately 40% compared to average levels last year and we are anticipating significant incremental demand from index rebalancing over the next few months.

Balance Sheet and Liquidity

Our balance sheet remains well capitalized, with liquidity at the end of the first quarter totaling $2 billion, including $1.9 billion of availability on our credit facilities. Pro forma for announced and recently closed transactions, corporate liquidity is approximately $2.4 billion.

Our liquidity position gives us significant flexibility to support our growth and balanced capital allocation priorities. During the quarter we completed the $250 million buyback program launched in February last year. We have deployed approximately $285 million toward repurchases since that time, including approximately $65 million of repurchases during and subsequent to quarter end.

Dividend

The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per Class A Share, payable on June 30, 2026 to shareholders of record as at the close of business on May 29, 2026.

Additional Information
The Board has reviewed and approved this news release, including the summarized unaudited interim condensed consolidated financial statements contained herein.

Brookfield Business Corporation's Supplemental Information is available on our website https://bbuc.brookfield.com under Reports & Filings.

Notes:

  Attributable to Class A subordinate voting shareholders, Class B multiple voting shareholders, and special incentive shareholders. For the periods prior to the completion of the corporate reorganization on March 27, 2026, reflects amounts previously attributable to limited partnership unitholders, redemption-exchange unitholders, exchangeable shareholders, general partnership unitholders, and special limited partnership unitholders.
  Net income (loss) per Class A Share calculated as net income (loss) attributable to Class A shareholders divided by the weighted average number of Class A Shares outstanding for the three months ended March 31, 2026 which was 207.9 million (March 31, 2025: 215.6 million, adjusted for the corporate reorganization). Comparative figures have been restated to conform to the current year's presentation.
  Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the Corporation's economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. The Corporation's economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the Corporation determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. The Corporation believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the Corporation's operations and excludes items that the Corporation believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income (loss) to Adjusted EBITDA included in this news release.
  Adjusted EFO is the Corporation's segment measure of profit or loss and is presented as net income and equity accounted income at the Corporation's economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The Corporation's economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the Corporation determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the Corporation's operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the Corporation's operations and that are one-time or non-recurring and not directly tied to the Corporation's operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the Corporation's operations. Adjusted EFO allows the Corporation to evaluate its segments on the basis of return on invested capital generated by its operations and allows the Corporation to evaluate the performance of its segments on a levered basis.

Brookfield Business Corporation (NYSE, TSX: BBUC) is a global owner and operator of vital industrial and business services operations. Our objective is to acquire market-leading businesses for value, execute our operational improvement plans to increase cash flows, and recycle capital to compound long-term growth. For more information, please visit https://bbuc.brookfield.com.

Brookfield Business Corporation is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

Please note that Brookfield Business Corporation's previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR and are available at https://bbuc.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645 2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Webcast Details

Investors, analysts, and other interested parties can access Brookfield Business Corporation's first quarter 2026 results as well as the Supplemental Information on our website https://bbuc.brookfield.com under Reports & Filings.

The results call can be accessed via webcast on May 8, 2026 at 11:00 a.m. Eastern Time at BBU2026Q1Webcast or participants can preregister at BBU2026Q1ConferenceCall. Upon registering, participants will be emailed a dial-in number and unique PIN. A replay of the webcast will be available at https://bbuc.brookfield.com.

Brookfield Business Corporation Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	March 31, 2026		December 31, 2025

Assets
Cash and cash equivalents		$4,524		$3,546
Financial assets		13,389		12,483
Accounts and other receivable, net		7,060		7,725
Inventory and other assets		4,753		4,594
Property, plant and equipment		11,244		11,013
Deferred income tax assets		2,069		2,083
Intangible assets		18,282		18,513
Equity accounted investments		2,481		2,494
Goodwill		13,254		13,310
Total Assets		$77,056		$75,761

Liabilities and Equity
Liabilities
Corporate borrowings		$1,485		$1,325
Accounts payable and other		14,294		14,188
Non-recourse borrowings in subsidiaries of the Corporation		43,269		42,424
Deferred income tax liabilities		2,488		2,513

Equity
Class A shareholders[1]	$5,480		$5,451
Non-controlling interests attributable to:
Preferred securities	740		740
Interest of others in operating subsidiaries	9,300		9,120
		15,520		15,311
Total Liabilities and Equity		$77,056		$75,761

Notes:

  For the periods prior to the completion of the corporate reorganization on March 27, 2026, reflects amounts previously attributable to limited partnership units, redemption-exchange units and exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis.

Brookfield Business Corporation Consolidated Statements of Operating Results

	Three Months Ended March 31,
US$ millions, unaudited	2026	2025

Revenues	$6,436	$6,749
Direct operating costs	(5,126)	(5,402)
General and administrative expenses	(296)	(311)
Interest income (expense), net	(766)	(770)
Equity accounted income (loss)	11	(8)
Impairment reversal (expense), net	5	—
Gain (loss) on dispositions, net	—	214
Other income (expense), net	24	(83)
Income (loss) before income tax	288	389
Income tax (expense) recovery
Current	(110)	(197)
Deferred	38	64
Net income (loss)	$216	$256
Attributable to:
Class A sharesholders[1]	$40	$80
Non-controlling interests attributable to:
Preferred securities	13	13
Interest of others in operating subsidiaries	163	163

Notes:

  For the periods prior to the completion of the corporate reorganization on March 27, 2026, reflects amounts previously attributable to limited partnership units, redemption-exchange units and exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis.

Brookfield Business Corporation Reconciliation of Non-IFRS Measure

	Three Months Ended March 31, 2026
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate	Total

Net income (loss)	$110	$(131)	$287	$(50)	$216

Add or subtract the following:
Depreciation and amortization expense	192	178	390	—	760
Impairment reversal (expense), net	—	(5)	—	—	(5)
Other income (expense), net[1]	(48)	13	6	5	(24)
Income tax (expense) recovery	39	5	43	(15)	72
Equity accounted income (loss)	(8)	(2)	(1)	—	(11)
Interest income (expense), net	220	152	370	24	766
Equity accounted Adjusted EBITDA[2]	33	28	26	—	87
Amounts attributable to non-controlling interests[3]	(330)	(148)	(801)	—	(1,279)
Adjusted EBITDA	$208	$90	$320	$(36)	$582

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $84 million of gains on debt modification and extinguishment, $61 million of net revaluation gains, $50 million of business separation expenses, stand-up costs and restructuring charges, $4 million of transaction costs, $2 million of expenses related to expected employee incentive payments linked to the eventual realization of value at the Corporation's operations, and $65 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Corporation that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Corporation Reconciliation of Non-IFRS Measure

	Three Months Ended March 31, 2025
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate	Total

Net income (loss)	$—	$156	$145	$(45)	$256

Add or subtract the following:
Depreciation and amortization expense	222	165	343	—	730
Gain (loss) on dispositions, net	—	(214)	—	—	(214)
Other income (expense), net[1]	68	(79)	93	1	83
Income tax (expense) recovery	18	25	101	(11)	133
Equity accounted income (loss), net	(3)	26	(15)	—	8
Interest income (expense), net	230	149	366	25	770
Equity accounted Adjusted EBITDA[2]	24	33	15	—	72
Amounts attributable to non-controlling interests[3]	(346)	(157)	(744)	—	(1,247)
Adjusted EBITDA	$213	$104	$304	$(30)	$591

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $125 million of gains recorded at our offshore oil services due to vessel upgrades and unrealized gains recorded on reclassification of property, plant and equipment to finance leases, $78 million of business separation expenses, stand-up costs and restructuring charges, $50 million of net revaluation losses, $35 million of transaction costs, $7 million of expenses related to expected employee incentive payments linked to the eventual realization of value at the Corporation's operations, and $38 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Corporation that is generated by our investments in associates and joint ventures accounted for using the equity method.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Corporation, expected future dividends, as well as regarding recently completed and proposed acquisitions, dispositions, and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Corporation to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes to U.S. laws or policies, including changes in U.S. domestic economic policies and foreign trade policies and tariffs; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; cybersecurity incidents; the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in the annual report for the year ended December 31, 2025 filed by Brookfield Business Corporation on Form 20-F.

Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of a Non-IFRS Measure

This news release contains references to a Non-IFRS measure. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Corporation and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Corporation are inclusive of its subsidiaries, controlled affiliates, and operating entities. Shareholders' results include class A subordinate voting shares, class B multiple voting shares, and special incentive shares. For the periods prior to the completion of the corporate reorganization on March 27, 2026, reflects amounts previously attributable to limited partnership unitholders, redemption-exchange unitholders, exchangeable shareholders, general partnership unitholders, and special limited partnership unitholders. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our interim report for the first quarter ended March 31, 2026 furnished on Form 6-K.